Exhibit 77E

Ameriprise Financial has historically been involved in a number of legal or arbitration proceedings, including routine litigation, class actions, and governmental actions, concerning matters arising in connection with the conduct of its business activities. Ameriprise Financial believes that the Fund is not currently the subject of, and that neither it nor any of its affiliates are the subject of, any pending legal or arbitration proceedings that are likely to have a material adverse effect on the Fund or the ability of Ameriprise Financial or its affiliates to perform under their contracts with the Fund. Ameriprise Financial is required to make 10-Q, 10-K, and, as necessary, 8-K filings with the Securities and Exchange Commission on legal and regulatory matters that relate to Ameriprise Financial and its affiliates. Copies of these filings may be obtained by accessing the SEC website at www.sec.gov.